[Noble Roman's, Inc. Letterhead]



August 31, 2007


VIA OVERNIGHT COURIER AND EDGAR

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Noble Roman's, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2006
         File No. 0-11104

Dear Ms. Cvrkel:

         We are in receipt of the Staff's comment letter, dated August 2, 2007, pursuant to which the Staff commented on the Form 10-K for Fiscal Year Ended December 31, 2006 (the "Form 10-K") of Noble Roman's, Inc., an Indiana corporation (the "Company"). We have set forth below each Staff comment in the comment letter followed by our response to each comment.

         We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.
-------------------------------------------------------------------

1. We note the disclosure on page 19 indicating that the Company has concluded there is no material market risk exposure based on the Company's election to purchase a swap contract on 50% of the principal balance of its borrowings for the first two years and $3.0 million for the following two years to fix the annual interest rate at 8.83%. As only 50% of the principal balance of $7,125,000 has been converted to a fixed rate through the swap contract, we do not concur with your conclusion. As such, please revise to provide a discussion of your exposure to changes in interest rates in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Ms. Linda Cvrkel
August 31, 2007
Page 2


         Response: For the year ended December 31, 2006, we believe that the market risk sensitivity analysis is unnecessary due to the immateriality of the potential fluctuations in interest expense. However, we propose in future filings, to add disclosure similar to the following that we have prepared to read as if it were included in the Form 10-K:

         Item 7A. Quantitative and Qualitative Disclosures About Market Risk.
         -------------------------------------------------------------------

                  The Company's exposure to interest rate risk relates primarily to its variable-rate debt. As of December 31, 2006, the Company had outstanding interest-bearing debt in the aggregate principal amount of $7.1 million. The Company's current borrowings are at a monthly variable rate tied to the London Interbank Offered Rate ("LIBOR") plus 4% per annum adjusted on a monthly basis. To mitigate interest rate risk, the Company purchased a swap contract fixing the rate on 50% of the principal balance for the two-year period ending in August 2007, decreasing to $3.0 million of the principal amount for the following two years at an annual interest rate of 8.83% per annum. Based upon the principal balance outstanding at December 31, 2006, for each 1.0% increase in LIBOR, the Company would incur increased interest expense of approximately $32,000 over the succeeding twelve-month period.



Earnings per Share
------------------

2. Please revise the notes to your audited and interim financial statements to include all of the disclosures required by paragraph 40(a), (b) and (c) of SFAS No. 128.

         Response: We reviewed the disclosures required by paragraphs 40(a), (b) and (c) of SFAS No. 128, and concluded that the only items not included in our disclosures were line items for "Net income available to common stockholders" in the basic earnings per share data in our Consolidated Statements of Operations. As set forth below, the amounts did not vary materially from the reported earnings per share amounts. Accordingly, we propose in future filings, to add disclosure similar to the following that we have prepared to read as if it were included in the Form 10-K:

                      Consolidated Statements of Operations
                      Noble Roman's, Inc. and Subsidiaries

                                                                        Year Ended December 31,
                                                                ----------------------------------------
                                                                2004              2005              2006
                                                                ----              ----              ----
         Earnings per share - basic:
              Net income from continuing operations             $   .08           $   .20           $   .12
              Net income                                            .06               .17               .12


Ms. Linda Cvrkel
August 31, 2007
Page 3


         Net income available to common stockholders                .06               .17               .11
         Weighted average number of common shares
              outstanding                                    16,280,171        16,848,932        16,405,995

         Diluted earnings per share:
              Net income from continuing operations             $   .08           $   .20           $   .10
              Net income                                            .06               .16               .10

         Weighted average number of common shares
              outstanding                                    16,888,236        17,406,367        18,796,322

         All contingent securities are included in the diluted weighted average number of common shares outstanding.

Note 2-Notes Payable, page 25
-----------------------------

3. Supplementally advise us and expand your disclosure to describe in further detail your accounting for the various transactions associated with the Summitbridge National Investments Settlement Agreement. As part of your response and your revised disclosure, please address each of the following matters:

         o Please explain in detail how you calculated or determined the $2,800,830 gain recognized on this transaction during 2005. Your response should clearly explain how the shares of Noble Roman common and no-yield preferred shares, and the warrants to acquire 385,000 shares at an exercise price of $.01 per share, that were reacquired as part of this transaction, were valued or considered in determining the gain recognized. Also, explain how the $3 conversion price used to convert the preferred shares reacquired into common shares as described in
                  Note 6 was determined and indicate whether this conversion price represented a beneficial conversion feature.

         Response: The accounting for the various transactions associated with the Settlement Agreement with SummitBridge National Investments, LLC ("SummitBridge") in August 2005, which previously has been disclosed in the Company's filings, is as follows:

         In October 2003, SummitBridge acquired the following from Provident
Bank: (1) a warrant to purchase 385,000 shares of the Company's common stock with an exercise price of $.01 per share; (2) a promissory note made by the Company in the original amount of $8,000,000; (3) the Company's preferred stock with a stated value of $4,929,274, which was convertible at any time into the Company's common stock at $3.00 per share; and (4) 3,214,748 shares of the Company's common stock. This transaction violated the Indiana Control Share Acquisition Act and the Indiana Business Combination Law. In 2004, the Company filed a lawsuit against SummitBridge asserting various claims under these statutes.

Ms. Linda Cvrkel
August 31, 2007
Page 4


         After the Company filed suit, it ceased paying interest on the note. However, the Company continued to accrue interest on the note from that time through the date of the Settlement Agreement. At the date of settlement, the Company had accrued unpaid interest in the amount of $927,756, and the unpaid principal balance of the note payable to Provident Bank which it had transferred to SummitBridge was $7,700,000.

         The $3.00 per share conversion price at which the preferred shares could be converted into common shares was determined in an arms' length negotiation and was not a beneficial conversion feature. These negotiations occurred in January and February 2000 during a major restructuring of the Company's debt obligations, which restructuring was a major step to avoid liquidation. Consequently, at that time the stock had very little or no market value.

         On the Nasdaq OTC electronic bulletin board, the Company's common stock traded 12,670 shares on August 25, 2005 with the closing bid price of $1.04 and the ask price of $1.05. The last trade on that date was at $1.04. Since the preferred stock was convertible into common stock at any time and there was a viable public reported market for the underlying common stock (while none existed for the privately placed preferred stock), the preferred stock was valued for financial reporting purposes as if it were converted into 1,643,092 shares of common. Those shares, plus the common stock owned by SummitBridge at the time of settlement totalled 4,857,840 shares. By the terms of the Settlement Agreement, the Company acquired all but 2,400,000 shares. Accordingly, in the settlement the Company acquired 2,457,840 shares of common stock valued at $1.04 per share, or $2,556,154.

         The warrant to purchase 385,000 shares of common stock at an exercise price of $.01 per share originally was issued to Provident Bank in August 1998 during a restructuring of the Company's debt obligations, that was a major step to avoid bankruptcy and, perhaps, liquidation. That warrant was assigned no value at the time of issuance as the Company's senior debt obligations far exceeded its financing resources and foreseeable cash flows and it was doubtful that the Company would continue in operation. The terms of the warrant allowed it to be exercised anytime from and after the original issue date until December 31, 2001. Accordingly, this warrant had expired even before Provident Bank transferred it to SummitBridge in October 2003. Since the warrant had expired and no longer was exercisable, the Company assigned no value to that instrument in the August 25, 2005 settlement with SummitBridge.

         The Company paid $8,300,000 in cash to SummitBridge as part of the settlement. The Company also incurred $83,079.37 in various costs associated with the settlement transaction.

Ms. Linda Cvrkel
August 31, 2007
Page 5


Therefore, the entry to record the transaction was as follows:
Debit notes payable                                               $7,700,000.00
Debit accrued interest                                               927,755.51
Debit capital stock (the value of the shares acquired)             2,556,153.60
Credit cash for expenses paid                                       (83,079.37)
Credit cash for amount paid to SummitBridge                      (8,300,000.00)
                                                                 --------------
Gain on the transaction                                           $2,800,829.74

         o Explain the relevant technical accounting literature that was applied in accounting for this transaction. Your response and your revised disclosure should clearly explain whether this "settlement agreement" was a troubled debt restructuring that was accounted for pursuant to SFAS No. 15.

         Response: The Company does not believe that SFAS No.15 applies to the SummitBridge Settlement Agreement. The debt repurchased by the Company as part of the Settlement Agreement was not, at the time, troubled debt that was restructured by the Company. As discussed above, SummitBridge purchased the note along with certain Noble Roman's common and preferred stock in October 2003 from Provident Bank in a transaction that violated various Indiana anti-takeover statutes. After SummitBridge purchased the debt and stock, the Company continued to make regular principal and interest payments monthly, as agreed, until it evaluated its rights under applicable law. After this evaluation and discussions with SummitBridge, the Company determined that SummitBridge, in fact, had violated various Indiana statutes in making the purchase and filed a lawsuit to enforce the statutes. After filing the lawsuit, the Company discontinued making payments of principal and interest on the note to SummitBridge. After numerous attempts to negotiate a settlement, the parties finally arrived at a mutually acceptable settlement which involved the Company purchasing a substantial portion of SummitBridge's position in Noble Roman's at a price negotiated at arms' length between the Company and SummitBridge, which was an adverse party.

         o Please indicate whether Summit was a principal shareholder of the Company at the time of the settlement transaction and explain your basis for your conclusion. Please note that if Summit was a principal shareholder, it appears that the gain on this transaction should not be reflected in operations but should be accounted for as a capital transaction in accordance with footnote 1 to paragraph 20 of APB 26.

         Response: Paragraph 20 of APB 26 states that the difference between the reacquisition price and the net carrying amount of extinguished debt should be recognized currently in income for the period of extinguishment as losses or gains and identified as a separate item. Footnote 1 to that paragraph states that if there are other stated or unstated rights or privileges, the portion of the consideration exchanged for those stated or unstated rights or privileges should be given separate accounting recognition. The Company does not believe that there were any other stated

Ms. Linda Cvrkel
August 31, 2007
Page 6


or unstated rights or privileges that were a part of this transaction that were not accounted for in its calculation of the gain on the transaction described above. Footnote 1 to Paragraph 20 of APB 26 also states that extinguishment transactions between related entities may be in essence capital transactions. As discussed above, the Company and SummitBridge were not related entities at the time of this transaction. In particular, SummitBridge had no voting rights with respect to its stock under the Indiana Control Share Acquisition Law and, as a result of the Indiana Business Combination Law, SummitBridge was prohibited from entering into certain transactions with the Company. Accordingly, we do not believe that SummitBridge qualified as a principal shareholder of the Company or that gain on this transaction should be accounted for as a capital transaction.

         o Explain why the previous holders of the Company's subordinated debentures agreed to convert their $2,040,000 of 8% subordinated debentures into converted preferred stock with an aggregate liquidation value of $2,040,000 and indicate whether a gain or loss was recognized in connection with the conversion. Also, please explain how the conversion price for the preferred stock of $2.25 per share was determined and indicate whether this preferred stock provided for a beneficial conversion feature.

         Response: In September 2003 we privately placed $2,040,000 principal amount of subordinated notes to 28 different individuals. These individuals were represented by three individuals from David A. Noyes & Co., a registered broker-dealer. These representatives negotiated the terms of the subordinated notes with the Company in an arms' length process.

         In August 2005, the Company negotiated a bank loan to fund the settlement payment to SummitBridge discussed above. The lender, Wells Fargo Bank, required as a condition of its financing, that the subordinated notes be converted into some form of equity. The Company met with the representatives from David A. Noyes & Co., representing the individual subordinated note holders, and in an arms' length transaction negotiated the terms of the convertible preferred stock to replace the subordinated notes. After that negotiation, an offer of exchange of the preferred stock for the subordinated notes was sent to each individual investor, along with a term sheet showing the comparison of the terms of the preferred stock and the subordinated notes. All of the holders of the subordinated notes agreed to the exchange. This transaction was a dollar-for-dollar exchange of the principal amount of the notes for a like amount of the stated value (i.e., liquidation preference) of the preferred stock and, therefore, no gain or loss was recognized in connection with the exchange.

         The $2.25 per share price at which the convertible preferred was convertible into common stock was determined as a part of the arms' length negotiations between the Company and representatives from David A. Noyes & Co. On the date of the exchange, the closing price of the common stock was $1.04 per share, as reported by the Nasdaq OTC electronic bulletin board. The exchange did not result in a beneficial conversion feature. The convertible feature provided that each individual investor could convert his or her preferred stock into common

Ms. Linda Cvrkel
August 31, 2007
Page 7


stock at the $2.25 per share conversion rate at any time, at their option, after December 31, 2006. Holders of the preferred stock had no right to cause the Company to redeem such shares, however, the Company had the right, at its option, to redeem any outstanding preferred stock, at any time after December 31, 2008 for its liquidation value.

         Prior to August 25, 2005 (the date of issue), the Company's stock had been trading in a very close range. For two years prior to this transaction, the Company's stock traded the majority of the time around $1.00 per share, but at times traded as low as approximately $.60 per share and as high as approximately $1.40 per share. Using the Black-Scholes method to calculate the value of a $2.25 conversion right with a 50% volatility, a risk-free rate of 3.7% (U.S. Treasury rate at the time) and a three-year term (a term which extends slightly past the Company's redemption time), the value would be $.84 which is well below the market value at the time of $1.04. Accordingly, the $2.25 conversion right was not a beneficial conversion feature.

Note 3. Royalties and Fees
--------------------------

4. We note the disclosure in Note 3 indicating that royalties and fees for 2006 include approximately $707,000 for the sale of area development agreements. We also note that revenues form area development agreements were recognized during the quarter ended March 31, 2007. Please tell us and clarify in your accounting policy disclosures, how your revenue recognition for fees associated with area development agreements complies with the guidance outlined in paragraphs 8 and 9 of SFAS No. 45. Also, please revise the notes to your financial statements include all of the disclosures required by paragraph 23 of SFAS No.45.

         Response: The Company's Area Development Agreements are not an Area Franchise Sale and have no similarities to the Area Franchise Agreements that are addressed in paragraphs 8 and 9 of SFAS No.45. The Area Development Agreements that the Company enters into do nothing more than grant the Area Developer the right to sell franchises in a defined territory. They do not grant the Area Developer the right to any franchise location without purchasing a franchise agreement for the location. When an Area Developer purchases a franchise agreement or sells a franchise agreement to a third party, the Company receives the full franchise fee and performs the services for that franchise fee, in the same way as any other franchise agreement. The Area Development Agreements do not obligate the Company to perform any services whatsoever. The Company is only obligated to perform services after a franchise agreement is sold and then only for that particular location. In addition, the Area Development Agreements specifically state that "the development fee shall be fully earned by the Company when received and is not refundable."

         The Company's strategy is to use Area Development Agreements, in effect, as a method of hiring and incentivizing a commission sales person for a particular area structured such that

Ms. Linda Cvrkel
August 31, 2007
Page 8


the sales person purchases the opportunity to generate future franchise fees up front and then receives a commission for selling franchises plus a share of the royalties from those franchises sold, as long as the Area Developer maintains a defined and negotiated development schedule. The Company is not obligated to perform any services on or after the signing of an Area Development Agreement until a franchise agreement is purchased by either the Area Developer or a third-party franchisee. Therefore, since the development fee is non-refundable and since all material services to be performed by the Company have been performed for the development fee earned at the time of signing the Area Development Agreement, the fee is properly recognized as income at that time. The Company proposes to revise Note 1, in future filings, to include the following:

         Royalties, Administrative, Franchise and Area Development Fees:
         Royalties are recognized as income monthly and are based on a percentage of monthly sales of franchised restaurants. Administrative fees are recognized as income monthly as earned. Initial franchise fees are recognized as income when the majority of services for the franchised restaurant are completed. Area Development fees, since they are fully earned and non-refundable when received, are recognized as income when received.

         There were 972 franchised outlets in operation on December 31, 2005 and 1,011 on December 31, 2006. During 2006, there were 72 new franchised outlets opened and 33 franchised outlets left the system, 12 of which reached the end of their franchise agreement term and 21 of which ceased operations for other reasons. The overall change was not considered material, but the Company proposes to disclose those numbers in future filings.

Note 6. Common Stock
--------------------

5. We note that your audited financial statements do not include all of the disclosures required by SFAS No. 123R with respect to stock options granted during the period presented in your financial statements. Please revise the notes to your financial statements to include all of the disclosures required by paragraphs 64, 65, and 84 of SFAS No. 123R, as applicable. See also paragraph A240 in Appendix A of SFAS No. 123R for required disclosures.

         Response: Substantially all of the information required by paragraphs 64, 65 and 84 of SFAS No. 123R and paragraph A240 in Appendix A of SFAS No. 123R was included in the Company's prior filings. In addition to the information set forth in Note 6 to our financial statements in the Form 10-K, the following table sets forth the location of these prior disclosures:

-----------------------------------------------------------------------------------------------------------------
          Information                        Filing                             Location
-----------------------------------------------------------------------------------------------------------------
1.        Options exercised during the       Form 10-K for the year ended       Face of the Consolidated
          year ended 12/31/2006              12/31/2006                         Statements of Changes in
                                                                                Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------

Ms. Linda Cvrkel
August 31, 2007
Page 9


-----------------------------------------------------------------------------------------------------------------
2.        Adoption of SFAS No. 123R; Use     Form 10-K/A filed April 30, 2007   Item 11 in the discussion
          of modified prospective method                                        following the Summary
          of adoption                                                           Compensation Table and in Note 6
                                                                                to the Financial Statements
-----------------------------------------------------------------------------------------------------------------
3.        Black-Scholes valuation of         Form 10-K/A filed 4/30/2007        Item 11 in the discussion
          option grants during the year                                         following the Summary
          ended 12/31/06, including                                             Compensation Table
          specific assumptions
-----------------------------------------------------------------------------------------------------------------
4.        Outstanding options at 12/31/2006  Form 10-K/A filed 4/30/2007        Item 12 under the caption
                                                                                "Equity Compensation Plan
                                                                                Benefit Information" and also in
                                                                                Note 6 to Financial Statements
-----------------------------------------------------------------------------------------------------------------
5.        Options exercised during the       Form 10-K for the year ended       Face of the Consolidated
          year ended 12/31/2005              12/31/2005                         Statements of Changes in
                                                                                Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------
6.        Options granted during the year    Form 10-K for the year ended       Item 11 under the caption
          ended 12/31/2005                   12/31/2005                         "Option Grants in Last Year"
-----------------------------------------------------------------------------------------------------------------
7.        Outstanding options at 12/31/2005  Form 10-K for the year ended       Note 6 to our financial
                                             12/31/2005 statements
-----------------------------------------------------------------------------------------------------------------
8.        Outstanding options at 12/31/2004  Form 10-K for the year ended       Note 5 to our financial
                                             12/31/2004 statements
-----------------------------------------------------------------------------------------------------------------

In light of the foregoing, the only required information that we have not previously disclosed is that 75,000 options and 5,000 options were forfeited in the years ended December 31, 2005 and 2006, respectively. Accordingly, we propose in future filings to add disclosure to the notes to our financial statements similar to the following that we have prepared to read as if it were included in the Form 10-K at the end of Note 6:

         The Company adopted SFAS No. 123R using the modified prospective method of adoption, which does not require restatement of prior periods. Under the modified prospective method, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption, net of an estimate of expected forfeitures. Under SFAS No. 123R, compensation expense is based on the estimated fair values of stock options determined on the date of grant and is recognized over the related vesting period, net of an estimate of expected forfeitures.

Ms. Linda Cvrkel
August 31, 2007
Page 10


         The Company estimates the fair value of its option awards on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based on external data while all other assumptions are determined based on the Company's historical experience with stock options. The following assumptions were used for grants in fiscal year 2006:

         Expected volatility              50%
         Expected dividend yield         None
         Expected term (in years)           5
         Risk-free interest rate        4.66%

         The following table sets forth the number of stock options outstanding as of December 31, 2004, 2005 and 2006 and the number of stock options granted, exercised or forfeited during the fiscal years ended December 31, 2005 and 2006:

         Balance of employee stock options outstanding as of 12/31/2004          378,750
                  Stock options granted during the year ended 12/31/2005               0
                  Stock options exercised during the year ended 12/31/2005             0
                  Stock options forfeited during the year ended 12/31/2005      (75,000)
                                                                             ------------
         Balance of employee stock options outstanding as of 12/31/2005          303,750
                  Stock options granted during the year ended 12/31/2006          99,000
                  Stock options exercised during the year ended 12/31/2006      (46,250)
                  Stock options forfeited during the year ended 12/31/2006       (5,000)
                                                                             ------------
         Balance of employee stock options outstanding as of 12/31/2006          351,500
                                                                             ============


                                      * * *

         Pursuant to the Staff's request, we acknowledge that:

                  o we are responsible for the adequacy and accuracy of the disclosure in our filings and this response letter;

                  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

                  o we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel
August 31, 2007
Page 11


                                      * * *

         We believe that the foregoing should address the Staff's comments. We thank you in advance for the Staff's customary courtesies. If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above we would be pleased to discuss these matters further.

                                          Very truly yours,

                                          NOBLE ROMAN'S, INC.


                                          By: /s/ Paul W. Mobley
                                              ---------------------------------
                                              Paul W. Mobley
                                              Chairman, Chief Executive Officer
                                              and Chief Financial Officer


cc:  Effie Simpson
     Thomas A. Litz, Esq.